
13030264

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED MAR 01 2013

SEC FILE NUMBER
8- 44166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLOBAL INVESTOR SERVICES, L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1010
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Singer 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Raul Henriquez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL INVESTOR SERVICES, L.C., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

President

(Title)

MILDREY GARCIA
MY COMMISSION #EE108888
EXPIRES: JUL 05, 2015
Bonded through 1st State Insurance

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

Global Investor Services, L.C.

Report Pursuant to Rule 17a-5
Under the Securities Exchange
Act of 1934

December 31, 2012



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Global Investor Services, L.C.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2012


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Global Investor Services, L.C.
Miami, Florida

We have audited the accompanying financial statements of Global Investor Services, L.C., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.


KAUFMAN
ROSSIN &
CO.
PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Investor Services, L.C. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2013


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
CASH AND CASH EQUIVALENTS (NOTE 2)	$ 2,393,694
DUE FROM BROKERS (NOTE 2)	150,458
DEPOSIT AT CLEARING BROKERS (NOTE 2)	200,000
OTHER RECEIVABLES	141,885
OTHER ASSETS	43,605
	$ 2,929,642
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses (Note 3)	$ 359,686
Commissions payable	1,269,435
Total liabilities	1,629,121
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBERS' EQUITY	1,300,521
	$ 2,929,642

See accompanying notes.

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUE		
Commissions	$	13,419,757
Revenue from sale of investment company shares		1,380,530
Other		1,043,938
Revenue from foreign fee based managed accounts		547,518
Interest and dividends		33,481
Total revenue		16,425,224
EXPENSES		
Commissions		10,939,683
Management fees (Note 3)		4,672,681
Clearing charges		705,687
Other general and administrative		330,874
Professional fees		239,641
Dues and subscriptions		205,047
Total expenses		17,093,613
NET LOSS	$(	668,389)

See accompanying notes.

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Total
MEMBERS' EQUITY AS OF DECEMBER 31, 2011	$ 1,968,910
NET LOSS	(668,389)
MEMBERS' EQUITY AS OF DECEMBER 31, 2012	$ 1,300,521

See accompanying notes.

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (668,389)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due from brokers	(98,641)
Other receivables	(102,575)
Other assets	11,398
Accounts payable and accrued expenses	107,128
Commissions payable	617,343
Total adjustments	534,653
NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,736)
CASH AND CASH EQUIVALENTS – BEGINNING	2,527,430
CASH AND CASH EQUIVALENTS – ENDING	$ 2,393,694
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ -

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Investor Services, L.C. (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer whose primary focus of business is to provide execution, clearing and administrative services to foreign brokers through subclearing arrangements. The Company also sells listed, over the counter equities, options, mutual funds and corporate bonds to retail investors, primarily on a riskless principal basis. The Company is a 97.5% owned subsidiary of Hencorp Becstone, L.C.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits.

Securities Transactions

Securities transactions and related commission income and clearing charges are reported on a trade date basis.

Other Receivables

Other receivables are uncollateralized customer obligations due under normal trade terms. The carrying amount of receivables may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current credit worthiness, estimates the portion if any, of the balance that will not be collected. As management believes that the receivables are fully collectible and are therefore stated at net realizable value at December 31, 2012, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, these income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreements of the Company.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2009.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Revenue Recognition

The Company recognizes its revenues as services are provided and collection is reasonably assured.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

The Company's primary clearing and depository operations are provided by Pershing, a Bank of New York Company, whose principal office is in Jersey City, New Jersey. The underlying agreement provides for early termination fees ranging from $75,000 to $200,000 through 2014. In addition, the Company maintains a clearing relationship with J.P. Morgan, whose principal office is in New York City, New York. Amounts due from brokers, deposit at clearing brokers, and cash and cash equivalents of $2,199,579, are due from and held by these brokers.

NOTE 3. MANAGEMENT AGREEMENT

The Company receives management and administrative services, including office facilities, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. For the year ended December 31, 2012, the Company incurred $4,672,681 of management fees of which $261,929 was unpaid as of December 31, 2012. This amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Management fees consisted of the following for the year ended December 31, 2012:

Salaries and bonuses	$ 3,039,971
Facilities and office expense	905,283
Professional fees	463,386
Travel and entertainment	127,803
Commissions	54,837
Dues and subscriptions	41,147
Miscellaneous	31,474
Seminars	8,780
	$ 4,672,681

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's "Net Capital" was $1,092,794 which exceeded requirements by $984,180 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.49 to 1.

NOTE 5. RISK CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 5. RISK CONCENTRATION (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has employment agreements with various executives. Certain of the executives are eligible to receive, amongst other things, membership interests and bonuses based on the performance of the Company. During 2012, a 1% membership interest was issued to an executive under these agreements, the value of which is immaterial to the accompanying financial statements.

Additionally, certain annual salaries and bonuses earned by the executives may be paid in the form of membership interests in the Company. During 2012, a 0.5% membership interest was issued to an executive in payment of a bonus, the value of which is immaterial to the accompanying financial statements.

Regulatory Matters

During 2012, Financial Industry Regulatory Authority's Department of Enforcement commenced an inquiry to determine whether the Company complied with certain rules and regulations relating to payments to non-member foreign firms and with anti-money laundering regulations. Although the Company believes that it is in compliance with the rules and regulations under inquiry, the ultimate outcome of this matter and its effect on the Company's financial condition and results of operations cannot be presently determined.

NOTE 7. SUBSEQUENT EVENT

On January 11, 2013, the Company entered into a $600,000 uncollateralized note receivable with a group of brokers (Borrowers). The note receivable bears interest at 3.5% per annum, with repayment due on the earlier of either six equal monthly payments of principal and interest of $25,000 commencing July 2013, and twelve equal monthly payments of principal and interest of $37,500 commencing January 2014, or termination of relationship between the Company and Borrowers.



SUPPLEMENTARY INFORMATION

GLOBAL INVESTOR SERVICES, L.C.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2012

CREDITS		
Members' equity	$	1,300,521
DEBITS		
Due from brokers		16,838
Other receivables		141,885
Other assets		43,605
Unsecured customer debit		495
Total debits		202,823
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		1,097,698
HAIRCUTS ON MONEY MARKET FUNDS		4,904
NET CAPITAL		1,092,794
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,629,121		108,614
EXCESS NET CAPITAL	$	984,180
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.49 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	359,686
Commissions payable		1,269,435
Total aggregate indebtedness	$	1,629,121

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Global Investor Services, L.C.
Miami, Florida

In planning and performing our audit of the financial statements of Global Investor Services, L.C. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2013


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Global Investor Services, L.C.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Global Investor Services, L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Global Investor Services, L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Global Investor Services, L.C.'s management is responsible for Global Investor Services, L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.


Praxity
MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2013


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044166 FINRA DEC
GLOBAL INVESTOR SERVICES LC 15*15
777 BRICKELL AVE STE 1010
MIAMI FL 33131-2807

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Steven Singer (561) 784-8922

2. A. General Assessment (item 2e from page 2) $ 35,513

B. Less payment made with SIPC-6 filed (**exclude interest**) (17,212)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,301

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,301

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,301

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of__________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,425,224
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,322,422
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	817,261
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,023	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 80,174	
Enter the greater of line (i) or (ii)	80,174
Total deductions	2,219,857
2d. SIPC Net Operating Revenues	$ 14,205,367
2e. General Assessment @ .0025	$ 35,513

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SEE BEYOND THE NUMBERS


KAUFMAN
ROSSIN &
CO.
PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com